UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 25, 2009
Commission File Number 1-15200
StatoilHydro ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on March 25, 2009, announcing the resignation from StatoilHydro’s Board of Directors of Kurt Anker Nielsen, who is also the Chairman of the Board’s Audit Committee. The Board will consider in due course the future composition of the audit committee and its determination with respect to the audit committee financial expert.

Change in Board of Directors

StatoilHydro (OSE: STL, NYSE: STO) informs that Kurt Anker Nielsen as of Wednesday 25 March has resigned from his position as member of the board of directors.

Kurt Anker Nielsen has informed the company’s nomination committee that he resigns from his position as board member with immediate effect as a result of the way the Ministry of Petroleum and Energy has handled the issue relating to the company name. Kurt Anker Nielsen was a board member of Norsk Hydro from 2004 to 2007. He has been a member of the board, and chair of the board’s audit committee, of StatoilHydro since 1 October 2007.

StatoilHydro’s nomination committee will immediately start its search for a new member of the board. The board of directors in StatoilHydro is elected by the company’s corporate assembly.

Further information from:
Investor relations
Lars Troen Sørensen, senior vice president investor relations, + 47 90 64 91 44 (mobile)
Geir Bjørnstad, vice president, US investor relations, + 1 203 978 6950

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: March 25, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer